United States securities and exchange commission logo





                               November 18, 2021

       Tim Michaels
       Chief Operating Officer
       Fresh Grapes, LLC
       505 Highway 169 North
       Plymouth, MN 55441

                                                        Re: Fresh Grapes, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2021
                                                            File No. 333-261037

       Dear Mr. Michaels:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed November 12, 2021

       General

   1. We note that your forum selection provision identifies a state court located within the
                                                        State of Nevada as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act. If so,
please state that there is uncertainty as to whether a court would enforce such provision
and also state that investors cannot waive compliance with the federal securities laws
and the rules and regulations thereunder. In that regard, we note that Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder. [If this provision does not apply to actions arising under the Securities
Act or Exchange Act, please also ensure that the exclusive forum
 Tim Michaels
Fresh Grapes, LLC
November 18, 2021
Page 2
         provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.]


Interim Financial Statements, page F-16

2. Please provide updated interim financial statements and auditor's consent with your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at (202)-551-3723 or John Cash at
(202)-551-3766 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Jay Ingram at (202)-551-3397 with any other questions.



FirstName LastNameTim Michaels                                  Sincerely,
Comapany NameFresh Grapes, LLC
                                                                Division of
Corporation Finance
November 18, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName